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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934


                               TNR TECHNICAL, INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                            Common Stock, $.02 par value
           -----------------------------------------------------------
                          (Title of Class of Securities)

                                   872595-20-2
                         -------------------------------
                                 (CUSIP Number)

           Steven Morse, Esq., Lester Morse P.C., 111 Great Neck Rd.,
                      Great Neck, NY 11021 (516-487-1446)
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                April 26, 2002
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                    CUSIP NO.: 872595                   PAGE 2

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         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     Mitchell Thaw SS# ###-##-####
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) / /

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   3     SEC USE ONLY


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   4     SOURCE OF FUNDS*

         PF
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /


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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
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 NUMBER OF            7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                  33,525
  OWNED BY            ----------------------------------------------------------
   EACH               8       SHARED VOTING POWER
 REPORTING
  PERSON
  WITH                ----------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                              33,525
                     -----------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               33,525
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /X/

         Shares owned by Mr. Thaw's brother and father
--------------------------------------------------------------------------------
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                                     CUSIP NO.: 872595                   PAGE 3


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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.4%
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14      TYPE OF REPORTING PERSON*

               IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


Item 1.  Security and Issuer

        This statement relates to the shares of Common Stock, of TNR Technical, Inc. (the "Issuer"). The Issuer's principal executive office is located at 301 Central Park Drive, Sanford, FL 32771.

Item 2.  Identity and Background

                (a)      Mitchell A. Thaw

                (b)      Four Glen Lane, Syosset, NY 11791

                (c)      Co-Manager of a Convertible Bond Hedge Fund for
                                       HMC NY

                (d)      Not applicable

                (e)      Not applicable

                (f)      U.S.A.


Item 3.  Source and Amount of Funds or Other Consideration

                  Personal Funds


Item 4.  Purpose of Transactions

        Mitchell Thaw made this acquisition of shares of the Issuer for personal Investment and not for any of the purposes described under Item 4.

                      (a) - (j)         None.



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                            CUSIP NO.: 872595                             PAGE 4

Item 5.  Interest in Securities of the Issuer

                (a) - (c) As of April 29, 2002, the Issuer has approximately 258,800 shares issued and outstanding, 33,525 shares or 12.4% of which are directly and beneficially owned by Mitchell Thaw, who has the sole voting power to vote and dispositive power as to all 33,525 shares. Mr. Thaw purchased 12,000 shares at $7.00 per share on April 26, 2002 from Jerrold Lazarus, a director of the Issuer.

                (d) - (e)   Not Applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

                  Not Applicable.

Item 7.  Materials to be filed as Exhibits

                  Not Applicable

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 2002

Reporting Person: Mitchell Thaw


Signature:               /s/ Mitchell Thaw
           --------------------------------------------
                             Mitchell Thaw